As filed with the Securities and Exchange Commission on March 27, 2017

1933 Act File No. 333- 215573

1940 Act File No. 811- 22673

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

[X]        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[    ]       Pre-Effective Amendment No.

[X]        Post-Effective Amendment No. 1

and

[X]        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[X]        Amendment No. 8

PIMCO DYNAMIC INCOME FUND

(Exact Name of Registrant as Specified in Charter)

1633 Broadway

New York, New York 10019

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(888) 877-4626

(Registrant’s Telephone Number, including Area Code)

Joshua D. Ratner

c/o Pacific Investment Management Company LLC

1633 Broadway

New York, New York 10019

(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, Massachusetts 02199

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box [X].

This post-effective amendment will become effective immediately pursuant to Rule 462(d)

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-215573 and 811-22673) of PIMCO Dynamic Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, Part C of the Registration Statement and exhibits h and n filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. Parts A and B of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25:              Financial Statements and Exhibits

1.	Financial Statements:

Included in Part A:

Financial highlights for fiscal year ended June 30, 2016; the fiscal period ended 2015; the fiscal years ended March 31, 2015, 2014 and 2013; and the fiscal period ended December 31, 2016.

Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSR, filed August 26, 2016 (File No. 811- 22673):

Consolidated Schedule of Investments as of June 30, 2016

Consolidated Statement of Assets and Liabilities as of June 30, 2016

Consolidated Statement of Operations for the year ended June 30, 2016

Consolidated Statements of Changes in Net Assets for the year ended June 30, 2016; the fiscal period from January 1, 2015 to June 30, 2015; and the year ended December 31, 2014

Consolidated Statement of Cash Flows as of June 30, 2016

Notes to Financial Statements

Report of Independent Registered Public Accounting Firm dated August 25, 2016

Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSRS, filed February 28, 2017 (File No. 811- 22673):

Consolidated Schedule of Investments as of December 31, 2016

Consolidated Statement of Assets and Liabilities as of December 31, 2016

Consolidated Statement of Assets and Liabilities as of December 31, 2016

Consolidated Statement of Operations for the year ended December 31, 2016

Consolidated Statements of Changes in Net Assets for the year ended June 30, 2016; the fiscal period from July 1, 2016 to December 31, 2016.

Consolidated Statement of Cash Flows as of December 31, 2016

Notes to Financial Statements

2.	Exhibits:

a.1	Amended and Restated Agreement and Declaration of Trust dated May 7, 2012. (1)

a.2	Notice of Change of Trustee and Principal Address dated September 5, 2014. (2)

b.	Amended and Restated Bylaws of Registrant dated May 7, 2012. (1)

c.	None.

d.1	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Agreement and Declaration of Trust.(1)

d.2	Article 10 (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Bylaws of Registrant.(1)

d.3	Form of Share Certificate of the Common Shares.(1)

e.	Terms and Conditions of Dividend Reinvestment Plan. (2)

f.	None.

g.1	Investment Management Agreement between Registrant and Pacific Investment Management Company LLC dated September 5, 2014. (2)

h.	Capital on Demand Sales Agreement between Registrant and JonesTrading Institutional Services LLC – Filed herewith.

i.	None.

j.1	Custodian Agreement between Registrant and State Street Bank & Trust Co. dated April 16, 2012.(2)

j.2	Amendment to Custodian Agreement between Registrant and State Street Bank & Trust Co. dated September 5, 2014. (2)

k.1	Transfer Agency Services Agreement between Registrant and American Stock Transfer & Trust Company, LLC dated April 19, 2016. (2)

k.2	Support Services Agreement between Registrant and PIMCO Investments LLC dated April 4, 2012, as amended May 23, 2012 and January 4, 2013. (2)

l.	Opinion and consent of Ropes & Gray LLP. (2)

m.	None.

n.	Consent of Registrant’s independent registered public accounting firm. (3)

o.	None.

p.	Subscription Agreement of Allianz Asset Management of America L.P.(1)

q.	None.

r.1	Code of Ethics of Registrant. (2)

r.2	Code of Ethics of Pacific Investment Management Company LLC.(2)

r.3	Code of Ethics Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 for Principal Executive and Senior Financial Officers.(2)

s.	Powers of Attorney for William Gallipeau, Peter Strelow, Deborah A. DeCotis, Bradford K. Gallagher, James A. Jacobson, Hans W. Kertess, John C. Maney, William B. Ogden, IV, Alan Rappaport, and Craig A. Dawson.(2)

(1)	Incorporated by reference to Pre-Effective Amendment No. 3 the Registrant’s Registration Statement on Form N-2, Registration No. 333-179887 and 811- 22673 (filed on May 11, 2012).
(2)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, Registration No. 333-215573 and 811- 22673 (filed on January 17, 2017).
(3)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, Registration No. 333-215573 and 811- 22673 (filed on March 22, 2017).

Item 26:              Marketing Arrangements

Reference is made to the form of sales agreement for the Registrant’s common shares filed herewith and the section entitled “Plan of Distribution” contained in Registrant’s Prospectus, as Part A of Registrant’s Registration Statement incorporated herein by reference.

Item 27:              Other Expenses of Issuance and Distribution

Securities and Exchange Commission Fees	$31,126.68
Financial Industry Regulatory Authority, Inc. Fees	$40,784.75
Printing and Engraving Expenses	$39,138.00
Legal Fees	$160,000
New York Stock Exchange Fees	$33,250.00
Accounting Expenses	$33,500

Total	$337,799.43

Item 28:              Persons Controlled by or under Common Control with Registrant

Registrant owns 100% of the following consolidated subsidiary: PDILS I LLC, a Delaware limited liability company.

Item 29:              Number of Holders of Securities

At January 31, 2017:

Title of Class	Number of Record Holders

Common Shares, par value $0.00001	114

Item 30:              Indemnification

Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Amended and Restated Agreement and Declaration of Trust, its Amended and Restated Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31:              Business and Other Connections of Investment Adviser

Descriptions of the business of Pacific Investment Management Company LLC, the Registrant’s investment manager, are set forth under the captions “Investment Manager” under “Management of the Fund” in both the Prospectus and Statement of Additional Information forming part of this Registration Statement. The following sets forth business and other connections of each director and executive officer (and persons performing similar functions) of Pacific Investment Management Company LLC.

Name	Business and Other Connections

Amey, Mike	Managing Director, PIMCO
Anderson, Joshua M.	Managing Director, PIMCO
Balls, Andrew Thomas	Managing Director and CIO Global, PIMCO
Baz, Jamil	Managing Director, PIMCO; Formerly Senior Managing Director and Chief Investment Strategist, Man Group.
Blute, Ryan Patrick	Managing Director, PIMCO
Bodereau, Philippe	Managing Director, PIMCO
Bosomworth, Andrew	Managing Director, PIMCO
Braun, David	Managing Director, PIMCO
Bridwell, Jennifer S	Managing Director, PIMCO
Clarida, Richard H.	Managing Director, PIMCO
Dawson, Craig A.	Managing Director and Head of Europe, Middle East and Africa, PIMCO. Trustee of the Trust and PIMCO Managed Accounts Trust. Director, PIMCO Europe Ltd.
De Leon, William G.	Managing Director, PIMCO
Devlin, Edward	Managing Director, PIMCO
Dialynas, Chris P.	Managing Director, PIMCO
Durham, Jennifer E.	Managing Director and Chief Compliance Officer, PIMCO. Chief Compliance Officer, PIMCO Funds, PIMCO Variable Insurance Trust, PIMCO ETF Trust, PIMCO Equity Series and PIMCO Equity Series VIT
Fahmi, Mohsen	Managing Director, PIMCO; Formerly Senior Portfolio Manager, Moore Capital Management
Fels, Joachim	Managing Director, PIMCO; Formerly Managing Director and Chief Economist, Morgan Stanley
Fisher III, David N.	Managing Director, PIMCO
Flattum, David C.	Managing Director, General Counsel, PIMCO. Chief Legal Officer, PIMCO Funds, PIMCO Variable Insurance Trust, PIMCO ETF Trust, PIMCO Equity Series and PIMCO Equity Series VIT
Gomez, Michael A.	Managing Director, PIMCO
Graham, Stuart	Managing Director, PIMCO
Harris, Brent Richard	Managing Director, PIMCO. Director and President, StocksPLUS Management, Inc. Trustee, Chairman and Senior Vice President of PIMCO Funds, PIMCO Variable Insurance Trust, PIMCO ETF Trust, PIMCO Equity Series and PIMCO Equity Series VIT. Director, PIMCO Luxembourg S.A. and PIMCO Luxembourg II
Hodge, Douglas M.	Managing Director and Senior Advisor, PIMCO. Trustee and Senior Vice President, PIMCO Funds, PIMCO Variable Insurance Trust and PIMCO ETF Trust. Senior Vice President of PIMCO Equity Series and PIMCO Equity Series VIT. Director and Vice President, StocksPLUS Management Inc.; Director, PIMCO Europe Ltd., PIMCO Asia Pte Ltd., PIMCO Australia Pty Ltd, PIMCO Japan Ltd. and PIMCO Asia Limited (Hong Kong)
Horne, Jonathan Lane	Managing Director, PIMCO
Hyman, Daniel	Managing Director, PIMCO
Ivascyn, Daniel J.	Managing Director and Group Chief Investment Officer, PIMCO
Jacobs IV, Lew W.	Managing Director and President, PIMCO
Jessop, Andrew	Managing Director, PIMCO
Johnson, Nicholas	Managing Director, PIMCO
Kiesel, Mark R.	Managing Director and CIO Global Credit, PIMCO
Korinke, Kimberley Grace	Managing Director, PIMCO
LeBrun Jr., Richard R.	Managing Director, PIMCO
Louanges, Matthieu	Managing Director, PIMCO

Lown, David C.	Managing Director, PIMCO
Mariappa, Sudesh N.	Managing Director, PIMCO
Masanao, Tomoya	Managing Director, PIMCO
Mather, Scott A.	Managing Director and CIO U.S. Core Strategies, PIMCO
Matsui, Akinori	Managing Director, PIMCO
Mattu, Ravi K.	Managing Director, PIMCO. Formerly, Head of Research and Strategy, Citadel Securities.
Mead, Robert	Managing Director, PIMCO
Mittal, Mohit	Managing Director, PIMCO
Mogelof, Eric J.	Managing Director, PIMCO
Moore, James F.	Managing Director, PIMCO
Murata, Alfred T.	Managing Director, PIMCO
Murray, John William	Managing Director, PIMCO
Ongaro, Douglas J.	Managing Director, PIMCO
Otterbein, Thomas J.	Managing Director, PIMCO
Pagani, Lorenzo P.	Managing Director, PIMCO
Rodosky, Stephen A.	Managing Director, PIMCO
Roman, Emmanuel	Managing Director and Chief Executive Officer, PIMCO; Formerly Chief Executive Officer, Man Group PLC.
Schneider, Jerome M.	Managing Director, PIMCO
Seidner, Marc Peter	Managing Director and CIO, Non-traditional Strategies, PIMCO
Shanahan, Robin Christine	Managing Director, PIMCO
Stracke, Christian	Managing Director, PIMCO
Strelow, Peter G.	Managing Director, PIMCO. President and Principal Executive Officer of the Trust. President of PIMCO Funds, PIMCO Variable Insurance Trust, PIMCO ETF Trust, PIMCO Equity Series, PIMCO Equity Series VIT and PIMCO Managed Accounts Trust
Sundstrom, Geraldine	Managing Director, PIMCO; Formerly, Portfolio Manager, Brevan Howard
Sutherland, Eric Michael	Managing Director, PIMCO; Head of Sales, PIMCO Investments. Formerly, Managing Director, Nuveen Investments.
Thimons, Joshua	Managing Director, PIMCO
Vaden, Andrew Taylor	Managing Director, PIMCO
Wang, Qi	Managing Director, PIMCO
Whitten, Candice Stack	Managing Director, PIMCO
Wilson, Susan L.	Managing Director, PIMCO
Witt, Frank	Managing Director, PIMCO
Worah, Mihir P.	Managing Director and CIO Real Return and Asset Allocation, PIMCO
Young, Robert O.	Managing Director, PIMCO

The address of PIMCO is 650 Newport Center Drive, Newport Beach, CA 92660.

Item 32:              Location of Accounts and Records

The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules thereunder will be maintained at the offices of Pacific Investment Management Company LLC, 1633 Broadway, New York, NY 10019 or the Registrant’s custodian, State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105.

Item 33:              Management Services

Not applicable.

Item 34:              Undertakings

1.	Registrant undertakes to suspend the offering of its Common Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)	that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	The Registrant undertakes that:

a.	For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

b.	For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

NOTICE

A copy of the Amended and Restated Agreement and Declaration of Trust of PIMCO Dynamic Income Fund (the “Fund”), together with all amendments thereto, is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer of the Fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this post-effective amendment no. 1 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the 27th day of March, 2017.

PIMCO DYNAMIC INCOME FUND

By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow*
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment no. 1 to the Registrant’s registration statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Capacity	Date

/s/ Peter G. Strelow	President (Principal Executive Officer)	March 27, 2017
Peter G. Strelow*

/s/ William G. Galipeau	Treasurer (Principal Financial & Accounting Officer)
William G. Galipeau*		March 27, 2017

/s/ Craig A. Dawson	Trustee	March 27, 2017
Craig A. Dawson*

/s/ Deborah A. DeCotis*	Trustee	March 27, 2017
Deborah A. DeCotis*

/s/ Bradford K. Gallagher	Trustee	March 27, 2017
Bradford K. Gallagher*

/s/ James A. Jacobson	Trustee	March 27, 2017
James A. Jacobson*

/s/ Hans W. Kertess	Trustee	March 27, 2017
Hans W. Kertess*

/s/ John C. Maney	Trustee	March 27, 2017
John C. Maney*

/s/ William B. Ogden, IV	Trustee	March 27, 2017
William B. Ogden, IV*

/s/ Alan Rappaport	Trustee	March 27, 2017
Alan Rappaport*

*By:	/s/ David C. Sullivan
David C. Sullivan
as attorney-in-fact

*Pursuant to power of attorney filed on January 17, 2017 with Registrant’s Registration Statement on Form N-2, Registration No. 333-215573 and 811- 22673.

INDEX OF EXHIBITS

Exhibit	Exhibit Name

h.	Capital on Demand Sales Agreement between Registrant and JonesTrading Institutional Services LLC